T. Rowe Price Exchange-Traded Funds, Inc. 485BPOS

Exhibit 99.(m)(3)

AMENDED AND RESTATED

DISTRIBUTION AND SERVICING PLAN PURSUANT TO RULE 12b-1

WHEREAS, the T. Rowe Price Exchange-Traded Funds, Inc. (“Corporation”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), and offers for public sale shares of beneficial interest in the series authorized by the Corporation;

WHEREAS, the Corporation has established the separate series, each listed on Schedule A (each a “Fund,” collectively “Funds”);

WHEREAS, each Fund desires to adopt a plan pursuant to Rule 12b-1 under the 1940 Act and the Board of Directors, including a majority of directors who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan (“Rule 12b-1 Directors”), determined that there is a reasonable likelihood that adoption of said plan will benefit each Fund shareholders in an in-person meeting called for the purpose of voting on such plan; and

WHEREAS, the Board of Directors satisfies the fund governance standards of the 1940 Act; and

WHEREAS, each Fund has employed T. Rowe Price Investment Services, Inc. (“Investment Services”) as principal underwriter, pursuant to an Underwriting Agreement between Investment Services and each Fund.

NOW, THEREFORE, each Fund hereby adopts this Plan pursuant to Rule 12b-1 (“Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.       Each Fund is authorized to pay to Investment Services, or such other person(s) as it or Investment Services designates, to finance any or all of the distribution or marketing, shareholder servicing, maintenance of shareholder accounts, and/or other administrative services related to distribution, marketing, or shareholder services, a fee at an annual rate of no more than 0.25% of the net assets, such fee to be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

2.       The fees payable hereunder are payable without regard to the aggregate amount that may be paid over the years, provided that the amounts paid hereunder shall not exceed any limitations, including permissible interest, imposed by applicable Financial Industry Regulatory Authority, Inc. or Securities and Exchange Commission rules. The Distributor or a servicing party may retain any portions of the Service Fees received or paid to it in excess of its expenses incurred.

3.       This Plan shall take effect on such date as the majority of the Directors and 12b-1 Directors shall determine with respect to each Fund, by votes cast in person at a meeting or meetings called for the purpose of voting on the Plan. From such effective date, the Plan shall continue in effect so long as such continuance is specifically approved at least annually, by votes of the majority of both Directors and 12b-1 Directors by votes cast in person at a meeting or meetings called for the purpose of voting on the Plan. This Plan shall be approved, amended, continued or renewed in accordance with requirements of the 1940 Act and rules, orders and guidance adopted or issued by the U.S. Securities and Exchange Commission.

4.       Investment Services shall provide, or arrange to be provided, to each Fund’s Board of Directors and the Board shall review, at least quarterly, a written report of the amounts paid hereunder and the purposes for which such expenditures were made as required by Rule 12b-1 under the 1940 Act.

5.       This Plan may be terminated at any time without penalty by vote of a majority of the Rule 12b-1 Directors or by vote of a majority of the outstanding shares of each Fund.

6.       This Plan may not be amended to increase materially the amount of fees to be paid by each Fund hereunder unless such amendment is approved by a vote of at least a majority of the outstanding shares of the respective Fund (as required by the 1940 Act), and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided in Paragraph 3 hereof for annual approval.

7.       While the Plan is in effect, the selection and nomination of Directors who are not interested persons of each Fund, as defined in the 1940 Act, shall be committed to the discretion of Directors who are themselves not interested persons.

8.       Each Fund shall preserve copies of the Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to Paragraph 4 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

9.       This Plan may be adopted, amended, continued or renewed with respect to a Fund as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series Funds in the Corporation.

Adopted May 5, 2026

SCHEDULE A

	Fund	Effective Date of Plan	Initial Adoption Date of Plan
1.	T. Rowe Price Active Core U.S. Equity ETF	n/a	07/28/2025
2.	T. Rowe Price Active Core International Equity ETF	n/a	07/28/2025
3.	T. Rowe Price Biotech ETF	n/a	05/05/2026
4.	T. Rowe Price Capital Appreciation Fixed Income ETF	n/a	05/05/2026
5.	T. Rowe Price Capital Appreciation Market Opportunities ETF	n/a	02/05/2026
6.	T. Rowe Price Dynamic Emerging Markets Bond ETF	n/a	05/05/2026
7.	T. Rowe Price Emerging Markets Equity Research ETF	n/a	07/28/2025
8.	T. Rowe Price High Income Municipal ETF	n/a	07/28/2025
9.	T. Rowe Price Innovation Leaders	n/a	07/28/2025
10.	T. Rowe Price Long Municipal Income ETF	n/a	07/28/2025
11.	T. Rowe Price Mid-Cap Equity Research ETF	n/a	05/05/2026
12.	T. Rowe Price Multi-Sector Income ETF	n/a	07/28/2025
13.	T. Rowe Price Securitized Income ETF	n/a	05/05/2026
14.	T. Rowe Price Short Municipal Income ETF	n/a	07/28/2025
15.	T. Rowe Price Small-Cap ETF	n/a	05/05/2026